14888 Auburn Sky Drive, Draper, UT 84020 (801) 634-1984 brian@businesslegaladvisor.com	Brian Higley Attorney at Law Licensed in Utah

November 7, 2023

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, DC 20549

Re:	DarkPulse, Inc.
Post-Effective Amendment No. 1 to Form S-1
Filed October 20, 2023
File No. 333-265401

Dear Ms. Ishmukhamedova:

We are in receipt of your letter dated October 1, 2023, setting forth certain comments to the Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “S-1”), which was filed on October 20, 2023 by DarkPulse, Inc., a Delaware corporation (the “Company”). In response to your comment, the Company can provide you with the following information in response to your comment:

Post-Effective Amendment No. 1 to Form S-1 filed October 20, 2023

Global System Dynamics, Inc.

The Business Combination, page 48

1.	Please update your disclosure regarding your business combination with Global System Dynamics. For example, you disclose that "the Business Combination is expected to close in the third calendar quarter of 2023 but in no event later than August 9, 2023." It appears, however, that you and Global System Dynamics, Inc. amended the business combination agreement in August 2023 to extend the termination date for the business combination to February 9, 2024.

RESPONSE: Concurrent with the filing herewith, the Company filed Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”) which includes revised business description to update the disclosure regarding our business combination with Global System Dynamics.

We hereby acknowledge the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely,

/s/ Brian Higley
Outside Legal Counsel

cc:	Dennis O’Leary, CEO